599 Lexington Avenue New York, NY 10022-6030 212.536.3900 Fax 212.536.3901 www.klng.com

May 8, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc. Form 10-KSB for Fiscal Year Ended September 30, 2005 Filed January 5, 2006

Form 10-QSB for Fiscal Quarter Ended December 31, 2005 File No. 333-62236

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), we hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2006, regarding the above referenced Form 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Form 10-KSB for Fiscal Year Ended September 30, 2005

1. Business Description and Organization, page F-8

Organization, page F-8

1. SEC Comment:

We refer to your response to comment 5. Given that you had a deficit in retained earnings at the time of this transaction, it appears to us that you should have recorded the excess of the purchase price over the book value of the net assets acquired as a return of capital (i.e. debit to APIC). Therefore, it further appears to us that the net credit entry to equity as a result of this transfer should have equaled the book value of the net assets acquired. Please revise or advise. Further, please revise to discuss your business purpose for acquiring the remaining 20% interest of IC Star and 100% of Huiri, including how you determined the purchase price.

Telecom Response:

A. Accounting Treatment. The Company has reported to us that it now understands and agrees with the Staff’s recommendation on recording the purchase of the remaining 20% equity interest of IC Star as a transfer of assets between entities under common control.

The Company has stated to us that it will therefore restate the September 30, 2004 and September 30, 2005 financial statements and not record the acquisition expense in 2004, which had been calculated by using the shares of common stock Telecom issued to make the acquisition of this 20% interest at the market value (trading price) at the time of the transfer of the stock. It was reported to us that the excess of the purchase consideration of $8,322,295 over the book value of the net assets of $195,378 acquired amounted to $8,126,917 and was recorded in the consolidated statement of operations as an acquisition expense. The Company informed us that it will therefore reverse this $8,126,917 of acquisition expense and then debit APIC. As a result, the net credit entry to equity as a result of this transfer should have equaled the book value of the net assets acquired totaling $195,378.

B. Reasons for acquiring 20% interest in IC Star. The Company reported to us that on September 30, 2003, it consummated a Stock Purchase Agreement with Arran Services Limited ("Arran"). According to the Company, at that time, Telecom conducted all of its business in China through Arran’s 80% owned subsidiary, called IC Star MMS Limited ("IC Star"). IC Star, which is a Hong Kong company established in December 1991 is engaged in the business of providing entertainment and lifestyle content and information to local communities across China.

According to Telecom, the acquisition of the 20% interest in IC Star had been consummated for commercial reasons, as noted in the Company’s prior response letter to the SEC, dated March 10, 2006, as well as for corporate re-organizational purposes, to put the entire interest of the entity under the common control of the public entity Telecom. The business model for IC Star is unique, and by acquiring the rest of this company, Telecom was able to have complete control of IC Star’s operations and its customer base. Upon obtaining complete control of IC Star, management created from IC Star’s business a complete new business model by using all the resources that IC Star had, including its networks, customer base, the sources of content providers and manpower. The Company reported to us that the new business model is presently used by Telecom’s wholly owned subsidiary, Alpha Century Holdings Limited ("Alpha") and Alpha generated 95% of the total revenue of Telecom.

C. Reasons for acquiring Huiri. Telecom reported to us that as part of the transaction to acquire the 20% interest in IC Star, Auto Treasure Holdings Limited agreed to sell the 20% interest in IC Star together with the 100% interest in Huiri Electric (Panyu) Limited (“Huiri”) without any consideration required for acquiring the interest of Huiri. According to Telecom, Huiri is a very small lighting company with a minimal net asset value. No revenue was generated from this company and it was subsequently sold for minimal value.

2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

2. SEC Comment:

We note your response to comment 7 and Appendix 1 of your response letter. In your revised filing, please disclose your revenue recognition policy for each specific revenue recognition arrangement. As part of your revised disclosure, please discuss the nature of the relationship and arrangement between Alpha Century Holdings Limited and Taikang Capital Managements Corporation.

Telecom Response:

The Company reported to us that it acknowledges the Staff’s comment and will revise the disclosure in the 10-KSB/A that is to be filed once these remaining comments are cleared with the Commission.

6. Income Taxes, page F-16

3. SEC Comment:

We refer to your response to comment 9. Notwithstanding your claim that all of your customers are BVI companies not located in the PRC or in Hong Kong, the economics of your business seem to indicate that your sales are made in the PRC and Hong Kong. As such, please explain to us and discuss within MD&A your consideration of the possibility that your tax approach could be challenged by the Chinese and Hong Kong tax authorities and the effect this could have on your future results of operations and cash flows.

Telecom Response:

The Company stated to us that it conducts substantially all of its business through Alpha and 95% of the Company’s revenue is generated by Alpha. Under Alpha’s business model, Alpha sold software to BVI customers and then those customers sold the products to the end users in China. According to the Company, Alpha did not make any sales to any end users in China and Alpha also did not obtain revenue from Chinese companies, but only from BVI customers.

The Company reported to us that only one of the five customers is an affiliate company, namely, Taikang Capital Managements Corporation, and the others are all unrelated third-parties. The BVI customers of Alpha are the parties doing business in China, and the Company reported to us that in its opinion, the BVI customers are responsible for paying any China Tax that is due, and not Alpha. Telecom stated to us that Alpha is also not subject to Hong Kong Profits Tax because according to Telecom, a company is subject to Hong Kong taxation based solely on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. Telecom stated to us that no provision for profits tax has been made as Alpha did not have income derived in Hong Kong.

The Company has stated to us that even if its activities in the PRC are deemed to be doing business in the PRC, the Company will still not have any tax liability in the PRC due to the following:

PRC Income Tax Exemption Rule. Enterprise income tax in the PRC is generally at a 33% tax rate, in which 30% is for the national tax and 3% is for local tax, of the taxable profit. Alpha, if deemed to be doing business in the PRC is eligible to apply for an exemption from the PRC tax. Pursuant to the same enterprises income tax laws, Alpha would be exempt from PRC enterprises income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years. The first profit taking for Alpha was 2005 and therefore, Alpha can apply the exemption in 2005.

The Company has stated that it agrees to have more disclosure in its MD&A as follows:
The Company has considered that there is a possibility that the Company’s tax adviser’s findings of the present tax laws could be challenged and the actual income taxes may vary from Telecom’s present estimates, depending upon changes in interpretations of the income tax laws in the PRC or Hong Kong and the final audit of the Company’s tax returns by Hong Kong or PRC taxing authorities. In summary, tax assessments may even arise several years after Telecom continues to do business in Hong Kong and the PRC. The Company believes that it does not have any tax liability at September 30, 2005 and 2004 and the Company has adequately provided for this outcome, as the Company presently believes that upon a potential audit, the Company will not have a tax assessment for PRC or Hong Kong Tax.

Telecom has stated to us that it will disclose the issues discussed in the previous paragraph in the Company’s MD&A, in order to disclose management’s position on PRC and Hong Kong taxes, and that in the event of an audit, the company may be liable for PRC and Hong Kong taxes. Please see the next comment and the Company’s response on how Telecom used the criteria of SFAS 5 to make this determination. Telecom has reported to us that it will also quantify the amount of taxes that could be owed, including penalties that could be assessed, and the effect that a potential tax assessment could have on future results of operations and cash flows in the revised MD&A Telecom will submit with the 10-KSB/A.

4. SEC Comment:

Further, please also explain to us your consideration of SFAS 5 in accounting for and disclosing the possible effects of your tax positions. In this regard, please note that SFAS 5 requires that you disclose in the notes to the financial statements the nature of the contingency and the possible loss or range of possible loss when there is a reasonable possibility that a loss has been incurred.

Telecom Response:

The Company reported to us that its management and its tax professionals assessed this tax contingent liability considering SFAS 5, and such assessment did inherently involve an exercise of judgment by Telecom’s management.

According to the Company, if the Company’s assessment of this contingency would have indicated that it was probable that a tax liability had been incurred and the amount of the liability can be estimated (the amount can be estimated), then the tax liability would have been accrued in the Company’s financial statements on September 30, 2005. The Company stated to us that in management’s judgment, a tax assessment was not probable, but is reasonably possible. Also, according to the Company, there is no contingent tax liability, as shown above, that is required by SFAS 5 that should be disclosed in the notes to the financial statement.

The Company has stated to us that it agrees that under SFAS 5, the Company should make the required disclosure in the notes to the financial statements, similar to the disclosure the Commission has asked Telecom to make in the MD&A above indicating that the Company’s tax position could be challenged by the tax authorities.

Form 10-QSB for the Quarter Ended December 31, 2005

Consolidated Statement of Income, page 3

5. SEC Comment:

Please revise to include the depreciation expenses on the software that you sell to your customers as part of cost of sales.

Telecom Response:

The Company has reported to us that it will make a reclassification to the Cost of Sales for the depreciation expense on the software the Company sells to its customers and the depreciation expenses related to motor vehicles and office equipments will be stated in Selling, General and Administration Expenses.

5. Stock Transactions , page 7

6. SEC Comment:

Please explain to us the nature of the services performed by your Chief Financial Officer and the two consultants during the time period between October 1, 2005 and December 20, 2005 that caused you to record approximately $2.2 million worth of stock compensation expenses.

Telecom Response:

The Company has reported to us that during the quarter ended December 31, 2005, the stock compensation paid to the Chief Financial Officer in the amount of $490,000 and to two consultants in the amount of $1,720,000, were paid for 2 years of services in a one-time payment. The Company stated to us that these expenses should have been amortized over the two year period, and not over a three month period from October 1, 2005 to December 31, 2005. The Company has stated to us that it will therefore set up a deferred compensation account (contra-equity account) in which the Company will amortize to expense the deferred compensation cost over the 2 year time period of such employee’s and consultants’ contracted service. The Company expects that these individuals, along with the Company’s new CFO will continue to be with Telecom for a long period of time, and therefore granted this stock to them in order to give them proper incentive to continue with the Company for the long term, and in essence, “lock up” their services with the employment and consulting contracts for a two year period.

The Company has reported to us that the Company’s two consultants will have the responsibility of expanding Telecom’s business model. One consultant will provide Telecom with consulting services in China, advising on local information contents support, which will include (a) business partners relations management work with Company, its counsel or other representatives to revise and/or draft any other documents that may be necessary in the Company’s efforts to secure the presentation of the company to the community; (b) digital communities business development, assisting the Company in efforts to seek additional business relationships; (c) providing city local information provider connections over China; and (d) completing an analysis of the Company’s business and industry, which will include a comprehensive background report that summarizes the Company ’s corporate profile (the “Corporate Profile”) that will be available for distribution to business partners, or others as the Company shall deem appropriate.

The Company has reported to us that the second consultant will provide the Company with consulting services in China Business Development Support and Client Relationship Management, including (a) completing an analysis of the Company’s business and industry, and following with the Corporate Profile that will be available for distribution to business partners, or others as Company shall deem appropriate; (b) working with the Company, its counsel or other representatives to revise and/or draft any other documents that may be necessary in the Company’s efforts to secure the presentation of the company to the community; (c) assisting the Company in its efforts to seek additional business relationships; and (d) providing the Company with Strategic Planning and Marketing services.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey Newkirk
Harvey Newkirk